

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 29, 2009

David C. Sylvester
Vice President, Chief Financial Officer
Steelcase, Inc.
901 44th Street SE
Grand Rapids, Michigan 49508

>   **Re: Steelcase, Inc.**
>   **Form 10-K for Fiscal Year Ended February 29, 2008**
>   **File No. 1-13873**

Dear Mr. Sylvester:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief